Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED FEBRUARY 12, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. dated November 26, 2003, as supplemented by Supplement No. 1 dated December 10, 2003, and Supplement No. 2 dated January 12, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose that

•	we entered into a $175 million, 90-day, secured bridge financing facility;

•	in order to fund the acquisition described below, we borrowed approximately $39.7 million under the bridge facility, which represents approximately 70.5% of our assets;

•	we acquired a 260,000-square-foot office building in Houston, Texas for approximately $39.9 million; and

•	we have improved the terms of the special escrow arrangement for Pennsylvania investors.

Bridge Facility

As described under “Plan of Operation – Liquidity and Capital Resources” in the Prospectus, our plan has been to borrow up to 100% of the cost of our initial acquisitions so that the delay in raising substantial funds at the outset of the offering would not also significantly delay the generation of rental income. As of the date of the Prospectus, we had only a non-binding commitment from a lender to make two bridge facilities available to us. On February 10, we entered into the initial 90-day facility with Bank of America, N.A. We are continuing to negotiate the terms of a second facility (for $350 million) with the same lender.

As described in the Prospectus, this first bridge facility requires that our leverage, i.e., our ratio of total debt to total real estate assets at cost plus cash and cash equivalents, be no more than 85% forty-five days after signing the facility. In order to fund the acquisition of the 515 Post Oak Houston Building described below, we borrowed approximately $39.7 million under this facility. Upon the closing of this acquisition, this requirement was satisfied as the ratio of our debt to our assets was approximately 70.5%. However, if we borrow money from this facility in the future this ratio could change.

We are continuing to work with the lender to secure a second bridge facility. The second facility, which is an anticipated source of funds to repay the first facility, would require that we reduce our leverage ratio to no more than 70% in order to be eligible for advances under the facility. The first facility requires that we use 86.5% of our gross offering proceeds to pay down the facility and also precludes us from borrowing funds except from under the facility.

Our charter requires that the conflicts committee of our board of directors approve all borrowings that result in a leverage ratio in excess of 50%. Our conflicts committee approved the borrowings for the acquisition (and the resulting excess leverage) in order to be able to provide our investors with current income even during the early stages of our initial public offering. Over the life of the program, we expect to maintain a low to moderate leverage ratio.

Borrowings under the facility to finance the acquisition of the 515 Post Oak Houston Building will create the following risk:

If we do not raise sufficient net offering proceeds, we may default under our 90-day bridge facility, and you could lose the value of your investment.

Our 90-day bridge facility requires that by March 26, 2004 (45 days after entering into the facility), our total debt not exceed 85% of our total assets. Moreover, we will have to reduce our leverage to 70% by May 10, 2004, in order to be eligible to replace the initial facility with a proposed $350 million credit facility. With borrowings of approximately $39.7 million and cash of approximately $16.6 million, our leverage currently is at 70.5%. Should we increase our borrowings under the facility, however, we could default on the facility unless we raise sufficient offering proceeds to meet the leverage thresholds.

Even if our leverage at May 10, 2004 is such that we are eligible for a proposed second bridge facility, that facility has not yet been finalized. If we are not successful in obtaining the second facility, we might be unable to repay the entire amount owed under the initial credit facility when it becomes due.

As a secured financing, a default under the bridge facility could result in the lender foreclosing on properties purchased with advances under the facility. If the proceeds from the lender’s sale of the property were unable to repay the amounts owed under the facility, you could lose the value of your investment in us.

Acquisition of 515 Post Oak Houston Building

On February 10, 2004, we purchased a 12-story office building containing approximately 260,000 rentable square feet located at 515 South Post Oak Boulevard in Houston, Texas for a purchase price of approximately $39.9 million, plus closing costs. The 515 Post Oak Houston Building was purchased from The Realty Associates Fund V, L.P., which is not affiliated with us or our Advisor.

The 515 Post Oak Houston Building, which was completed in 1980 and renovated in 1993, is leased to Weatherford International, Ltd. (“Weatherford”) (approximately 96%) and various other office and retail tenants (approximately 4%). We do not intend to make significant renovations or improvements to the 515 Post Oak Houston Building in the near term. We believe that the 515 Post Oak Houston Building is adequately insured.

Weatherford is one of the leading oilfield service companies in the world. Based in Houston, Texas, Weatherford employs more than 15,000 people in approximately 440 locations across more than 100 countries. Weatherford reported a net worth, as of September 30, 2003, of approximately $2.6 billion.

The current aggregate annual base rent for Weatherford and the five additional tenants in the 515 Post Oak Building is approximately $4.3 million. The current weighted average remaining lease term for all tenants in the building is approximately eight years. Weatherford has a right of first offer and a right of first refusal to purchase the 515 Post Oak Houston Building should we decide to sell the building in the future. In addition, Weatherford has the right of first refusal for all space in the 515 Post Oak Houston Building currently not leased by Weatherford. Weatherford has the right, at its option, to extend the initial term of its lease for one additional five-year period at the then market rental rate.

Trammell Crow Houston Ltd, which is not affiliated with us or our Advisor, is the current on-site property manager for the 515 Post Oak Houston Building.

Special Notice to Pennsylvania Investors

As disclosed in the Prospectus under “Plan of Distribution – Special Notice to Pennsylvania Investors,” we will not sell any shares to Pennsylvania investors unless we raise a minimum of $200 million in gross offering proceeds (including sales made to residents of other jurisdictions). If we have not reached this $200 million threshold within 120 days of the date that we first accept a subscription payment from a Pennsylvania investor, we will notify Pennsylvania investors of their right to receive refunds. Amounts held in the Pennsylvania escrow account from Pennsylvania investors not requesting a refund will continue to be held for subsequent 120-day periods until we raise at least $200 million or until the end of the subsequent escrow periods. We have changed the terms of the escrow arrangement so that all such refunds, if any, will be with interest. (Before this change, interest was only to be returned with respect to refunds after the initial 120-day period.)

Our dealer manager has also decided to make a change relating to investments held in the special Pennsylvania escrow. The dealer manager has decided to advance to the participating broker-dealer the compensation to which the broker-dealer would be entitled upon breaking the Pennsylvania escrow. This advance would occur at the time we accept the subscription and before the release of funds from the Pennsylvania escrow. If we return the funds from a Pennsylvania subscriber at the end of a 120-day escrow period, the participating broker-dealer would be obligated to return the corresponding advanced compensation to the dealer manager. Upon the release of funds from escrow, we would pay the dealer manager as usual. The funds to pay the advance will come directly from the dealer manager and will not come from us or from the amounts held in the escrow account. The advances will not affect the timing or amount of the payments we make to the dealer manager.